November 18, 2009

Great Basin Gold Ltd.
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Great Basin Gold Ltd. – Registration Statement on Form F-10

We write with reference to the Company’s registration statement on Form F-10 (File No. 333-163021) filed November 10, 2009, the Amendment No. 1 to the Form F-10 filed November 17, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein.

In connection with the Prospectus Supplement of Great Basin Gold Limited dated November 18, 2009 (the “Prospectus Supplement”), we consent to the references to our name under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus Supplement in the exact form that is attached hereto as Exhibit A.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services that we performed in connection with such opinion.

Yours truly,

LANE POWELL PC

/s/ Lane Powell PC

www.lanepowell.com	A PROFESSIONAL CORPORATION	LAW OFFICES
T: 206-223-7000	1420 FIFTH AVENUE, SUITE 4100	ANCHORAGE, AK . OLYMPIA, WA
F: 206-223-7107	SEATTLE, WASHINGTON	PORTLAND, OR . SEATTLE, WA
	98101-2338	LONDON, ENGLAND

EXHIBIT A

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS OF DEBENTURES AND COMMON SHARES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS SHORT FORM PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS SHORT FORM PROSPECTUS; AND (C) EACH INVESTOR SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

     In the opinion of Lane Powell PC, the following is an accurate summary of certain material U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) who acquire Debentures of the Company at their “issue price” pursuant to the Offering and who will hold the Debentures acquired under the Offering, and Common Shares acquired under the terms of the Debentures, as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, which generally means property that is held for investment. This summary does not take into account the individual facts and circumstances of any particular U.S. holder of Debentures and Common Shares that may affect the U.S. federal income tax consequences to such U.S. holder. This summary does not discuss or take into account any U.S. federal estate, gift, generation-skipping transfer tax or alternative minimum tax considerations nor any U.S. state or local tax considerations.

     The following summary is based upon current provisions of the Code, currently applicable U.S. Treasury Regulations, or the Regulations, the current Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and judicial and administrative rulings as of the date hereof, collectively, “U.S. Tax Laws.” This summary is not binding upon the Internal Revenue Service, or IRS, and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or upheld by a U.S. court. In addition, U.S. Tax Laws are subject to change at any time and any change could alter or modify the U.S. federal income tax consequences discussed herein in a material and adverse manner, possibly on a retroactive basis.

     In particular, this discussion is directed only to U.S. holders of Debentures or Common Shares acquired under the terms of the Debentures. A “U.S. holder” means a beneficial owner who will hold Debentures acquired at their “issue price” under the Offering, or Common Shares acquired under the terms of the Debentures, as capital assets, and for U.S. federal income tax purposes is or is classified as:

  a citizen or resident of the United States;

  a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

     A U.S. holder of Debentures and Common Shares will not include a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Great Basin’s Debentures acquired under the Offering, or Common Shares acquired under the terms of the Debentures, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Each such partnership or partner should consult its tax adviser.

     A “non-U.S. holder” means a beneficial owner of Debentures and Common Shares acquired under the Offering that is not a U.S. holder. Each non-U.S. holder should consult its tax adviser.

     This summary does not address U.S. federal income tax considerations applicable to U.S. holders of Debentures and Common Shares that may be subject to special tax rules, including, but not limited to:

  banks, financial institutions and insurance companies;

  real estate investment trusts, regulated investment companies or grantor trusts;

  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  brokers, dealers and traders in securities;

  dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  persons that use Debentures and Common Shares as security for a loan;

  persons that hold Debentures and Common Shares as a part of a hedging, integrated or conversion transaction or a straddle, or as part of any other risk reduction transaction;

  persons that own, or are deemed to own, 10% or more, by voting power or value, of Great Basin’s Common Shares;

  persons whose “functional currency” is not the U.S. dollar.

     Each U.S. holder of Debentures or Common Shares should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Debentures acquired under the Offering, and Common Shares acquired under the terms of the Debentures, as may apply to a U.S. holder’s particular circumstances. Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.

General Tax Considerations for Debentures

Classification of Debentures

     The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Debentures. Great Basin will treat the Debentures as indebtedness for U.S. federal income tax purposes and each U.S. holder of Debentures, by acquiring Debentures under this Offering or otherwise investing in Debentures, agrees to treat such Debentures as indebtedness for U.S. federal income tax purposes.

     The remainder of this discussion assumes that the Debentures are treated as indebtedness for U.S. federal income tax purposes and that the classification of the Debentures as indebtedness will be respected for U.S. federal income tax purposes. If the Debentures were treated as equity, then the discussion below concerning Common Shares would be applicable to the Debentures. Each U.S. holder of Debentures should consult its tax advisor regarding whether the tax consequences if the Debentures are not treated as indebtedness for U.S. federal income tax purposes.

Payments of Interest

     Stated interest paid on the Debentures will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

     The amount of interest paid to a U.S. holder of Debentures in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Debentures

     Upon the sale, exchange, redemption, retirement or other taxable disposition (collectively, a “disposition”) of a Debenture, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder in exchange for the Debenture (other than cash received in respect of accrued but unpaid interest previously included in income) and (ii) such U.S. holder’s adjusted tax basis in the Debenture on the date of disposition. A U.S. holder’s adjusted tax basis in a Debenture generally will be equal to the cost of the Debenture to such U.S. holder, increased by the amount of original issue discount included in income by such U.S. holder with respect to the Debenture.

     Subject to the discussion below under Passive Foreign Investment Company Considerations for Debentures and Common Shares, gain or loss from the disposition of a Debenture generally will be capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Debenture for more than one year at the time of such disposition. Long-term capital gain of individuals and certain other non-corporate taxpayers is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. holder in respect of accrued and unpaid interest on a Debenture will generally be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in income.

     As discussed below, we believe that we are a PFIC for U.S. federal income tax purposes. Because the conversion feature of the Debentures is treated as an equity interest in Great Basin for purposes of the PFIC rules, this status will result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder of Debentures, including having gains recognized on the disposition of the Debentures treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains.

Exercise of Conversion Right

     In general, a U.S. holder of Debentures will recognize no gain or loss upon the exercise of the conversion right to receive Common Shares in exchange for the Debentures. The U.S. holder’s adjusted tax basis in the Common Shares will equal the U.S. holder’s adjusted tax basis in the exchanged Debentures. The taxation of distributions and dispositions of Common Shares received on conversion of Debentures is discussed below.

Adjustment to Conversion Ratio

     Depending on the facts, an adjustment to the conversion ratio of the Debentures may be treated for U.S. federal income tax purposes as the payment of a dividend by Great Basin to the U.S. holder of such Debentures.

Passive Foreign Investment Company Considerations for Debentures and Common Shares

     Great Basin is organized and operated as a publicly-traded company, none of the owners of which have unlimited liability pursuant to federal or provincial law. Accordingly, under the Code, Great Basin is taxable as a corporation for U.S. federal income tax purposes.

     A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the assets held by it either produce passive income or are held for the production of passive income, based on the fair market value of such assets. For purposes of the PFIC rules, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Among other special rules, income from working capital, such as interest, generally is considered passive income and cash deposited in a bank account is generally an asset held for the production of passive income.

     Based on Great Basin’s income, assets and activities to date, Great Basin believes that it is classified for U.S. federal income tax purposes as a PFIC. Depending on its income, assets and activities through the close of this taxable year and in subsequent taxable years, Great Basin believes that it may continue to be classified as a PFIC for this taxable year and for subsequent taxable years. However, because PFIC classification is determined annually and generally after the close of the taxable year in question, Great Basin’s classification as a PFIC for this taxable year and subsequent taxable years cannot be determined with certainty as of the date of this Prospectus. If a corporation is classified as a PFIC for any taxable year during which a U.S. holder holds Common Shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. holder continues to hold the Common Shares even if such corporation would not be classified as a PFIC in that year based on its gross income and assets.

     Each U.S. holder of Debentures and Common Shares should consult its tax advisor regarding the U.S. federal income tax consequences of whether Great Basin is classified as a PFIC for any taxable year.

PFIC Special Tax Regime

     In general, under the PFIC rules, unless a U.S. holder of Common Shares makes an election to treat Great Basin and each Subsidiary PFIC (as defined below) as a “qualified electing fund”, or a QEF, or makes a mark-to-market election with respect to its Common Shares (see below, neither of which elections are available to a U.S. holder of Debentures), a special tax regime will apply to both (i) any “excess distribution” received with respect to the Common Shares or Debentures (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period) and (ii) any gain realized on the sale or other disposition of the Common Shares or Debentures. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to U.S. federal income tax as if (i) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period (including the U.S. holder’s holding period for the Debentures), (ii) the amount deemed realized had been subject to tax in each year of that holding period (excluding any year prior to the first year that Great Basin was a PFIC during the U.S. holder’s holding period) at the highest marginal rate in effect for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in each such year, other than the year of the excess distribution or the disposition. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale or other disposition of the Common Shares occurs. A U.S. holder that is not a corporation must treat the interest as non-deductible personal interest.

Distributions and Dispositions

     General U.S. federal income tax rules, not the PFIC Special Tax Regime, apply to a U.S. holder of Common Shares who receives distributions from Great Basin that are not treated as excess distributions, or who receives distributions from Great Basin when it has not been classified as a PFIC during such U.S. holder’s holding period for the Common Shares or the Debentures. Under these general rules, a U.S. holder of Common Shares that receives a distribution, including a constructive distribution, that is paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution). The dividends will be included in gross income as ordinary income and generally will not be eligible for the dividends received deduction allowed to a corporate U.S. holder. Subject to the treatment of such gain under the PFIC Special Tax Regime described above and the QEF and Mark-to-Market rules discussed below, to the extent that such a non-excess distribution exceeds current and accumulated earnings and profits, such distribution will be treated (i) first, as a tax-free return of capital to the extent of a U.S. holder’s tax basis in the common shares and, (ii) thereafter, as capital gain from the sale or exchange of such Common Shares.

     The amount of a distribution paid to a U.S. holder of Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

     A U.S. holder of Common Shares that pays (whether directly or through withholding) Canadian income tax with respect to distributions by Great Basin generally may be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. The Canada-United States Income Tax Convention provides for tax credits for Canadian taxes incurred with respect to gains in accordance with the limitations under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. holder should consult its U.S. tax advisor regarding the foreign tax credit rules.

     In general, a U.S. holder of Common Shares will recognize gain or loss upon the sale or exchange of such shares equal to the difference between the amount realized and such holder’s adjusted tax basis (as calculated for U.S. federal income tax purposes) in the Common Shares, as determined in U.S. dollars. The adjusted tax basis in the Common Shares of a U.S. holder should equal the amount paid for the underlying Debenture(s), adjusted as discussed above, and as determined in U.S. dollars. Subject to the discussions under “QEF Election” and “Mark-to-Market Election” below, any gain from the disposition of the Common Shares will be taxable as ordinary income under the PFIC Special Tax Regime described above. However, if Great Basin has not been classified as a PFIC during such U.S. holder’s holding period for the Common Shares and Debentures, any gain or loss recognized will be capital gain or loss.

QEF Election

     A U.S. holder of Common Shares that makes a QEF election will be subject to U.S. federal income tax on such U.S. holder’s pro rata share of (i) Great Basin’s net capital gain, which will be taxed as long-term capital gain to such U.S. holder, and (ii) Great Basin’s ordinary earnings, which will be taxed as ordinary income to such U.S. holder, regardless of whether such amounts are actually distributed to such U.S. holder. However, a U.S. holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible. Great Basin intends to timely supply U.S. holders with the information (which may be significant) needed for such U.S. holders to comply with the requirements of their QEF elections.

     A U.S. holder of Common Shares that makes a QEF election generally (i) may receive a tax-free distribution from Great Basin to the extent that such distribution represents Great Basin’s “earnings and profits” that were previously included in income by the U.S. holder because of such QEF election and (ii) will adjust such U.S. holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, for U.S. federal income tax purposes, a U.S. holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

     Under applicable Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC such as convertible debt may not make a QEF election that will apply to either (i) the option, warrant, or other right or (ii) the shares of the PFIC subject to the option, warrant, or other right. Accordingly, a U.S. holder of Debentures may not make a QEF election that will apply to the Debentures

     In addition, under applicable Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC such as convertible debt, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held. Accordingly, the holding period for Common Shares acquired on the conversion of Debentures includes the period during which the Debentures were held.

     The general effect of these special rules is that (i) excess distributions paid on Common Shares acquired on conversion of Debentures, and gains recognized on the sale or other disposition of Common Shares acquired on conversion of Debentures, will be spread over a U.S. holder’s entire holding period for such Debentures and Common Shares (pursuant to the PFIC Special Tax Regime discussed above) and (ii) if a U.S. holder makes a QEF election on the conversion of the Debentures and receipt of the Common Shares, that election generally will not be a timely QEF election with respect to such Common Shares (and the PFIC Special Tax Regime discussed above will continue to apply). It appears, however, that a U.S. holder receiving Common Shares on the conversion of Debentures should be eligible to make an effective QEF election as of the first day of the taxable year of such U.S. holder beginning after the receipt of such Common Shares if such U.S. holder also makes an election to recognize gain (which will be taxed under the PFIC Special Tax Regime discussed above) as if such Common Shares were sold on such date at fair market value. The tax owed by a U.S. holder as a result of making such election may be significant. In addition, gain recognized on the sale or other disposition (other than by conversion) of the Debentures by a U.S. holder will be subject to the PFIC Special Tax Regime discussed above. Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules to the Debentures and the Common Shares received on conversion of the Debentures.

Mark-to-Market Election

     A U.S. holder of Common Shares may make a mark-to-market election only if the Common Shares are marketable stock. Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. Great Basin’s Common Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes any national securities exchange that is registered with the Securities Exchange Commission or the national market system established pursuant to section 11A of the Exchange Act.

     If a U.S. holder makes the mark-to-market election, the U.S. holder generally will include as ordinary income, for each year in which Great Basin is a PFIC, the excess, if any, of the fair market value of the Common Shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the mark-to-market election, the holder’s tax basis in the Common Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of the Common Shares will be treated as ordinary income and any loss recognized on such sale or disposition would be ordinary loss (to the extent such loss does not exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years, and any excess loss not treated as ordinary would be treated as capital loss). Although a U.S. holder may be eligible to make a mark-to-market election with respect to Great Basin’s Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC (as defined below) that such U.S. holder is treated as owning, because such stock is not marketable.

     Further, because Regulations have not yet been issued treating convertible debt as marketable stock, no mark-to-market election may be made with respect to the Debentures. Hence, the mark-to-market election may not be effective to eliminate the interest charge described above with respect to Common Shares on the conversion of the Debentures. Moreover, a mark-to-market election made for Common Shares at the time of conversion of the Debentures will trigger all the gain previously deferred in the Debentures. Each U.S. holder should consult its tax advisor regarding the application of the PFIC rules to the Debentures and the Common Shares received on conversion of the Debentures.

PFIC Subsidiaries

     If Great Basin owns shares of another foreign corporation that also is a PFIC, or a Subsidiary PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. holder or an indirect distribution received by a U.S. holder, subject to the rules discussed above. To the extent that gain recognized on the actual disposition by a U.S. holder of the Common Shares or income recognized by a U.S. holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

     The PFIC rules are complex and certain other additional adverse rules may apply to a U.S. holder of Common Shares. Each U.S. holder should consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the QEF election and mark-to-market election.

Backup Withholding

     Great Basin may be required in certain circumstances to withhold U.S. federal income tax (called “backup withholding”) on certain payments paid to non-corporate U.S. holders of Debentures and Common Shares who are not “exempt recipients” and who fail to provide their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications (generally on a Form W-9), or who are otherwise subject to backup withholding. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Backup withholding is not an additional tax. Any amounts withheld from payments made to such a U.S. holder may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Filing

     In general, there may be certain information reporting requirements that apply to payments of principal and interest on Debentures, dividends on Common Shares, and the proceeds of dispositions of Debentures and Common Shares unless the U.S. holder is an exempt recipient. Where Great Basin is a PFIC with respect to a U.S. holder of Common Shares, such U.S. holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. holder holds a direct or indirect interest. Each U.S. holder should consult its tax advisor regarding applicable information or other reporting requirements.

Each U.S. holder of Debentures and Common Shares should consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of Debentures acquired under the Offering, and Common Shares acquired under the terms of the Debentures, as may apply to a U.S. holder’s particular circumstances. Anything contained in this summary is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal income tax penalties under the Code.